[BORGWARNER LETTERHEAD]
October 15, 2008
Ms. Beverly A. Singleton
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	BorgWarner Inc. (the “Company”) Item 4.01 Form 8-K filed October 9, 2008 (the “Item 4.01 Form 8-K”) File No. 1-12162 Comment Letter dated October 10, 2008 (the “Comment Letter”)
Dear Ms. Singleton:
          I am writing on behalf of the Company to follow up on our telephone conversation today and to respond to your Comment Letter regarding the Company’s disclosures in the Item 4.01 Form 8-K. The action taken by, or the response of, the Company with respect to each comment contained in the Comment Letter is set forth below. For your convenience, the responses have been numbered to correspond to the numbering contained in the Comment Letter.
Item 4.01 Changes in Registrant’s Certifying Accountants
1.	As requested by the Comment Letter, the Company has amended the Item 4.01 Form 8-K in its entirety. With respect to the first paragraph of the disclosures under Item 4.01, and per our telephone conversation, the Company had modified the second sentence (which contained the phrase “elected to replace”) and the third sentence of that paragraph to read in their entirety as follows: “Following this process, on October 6, 2008, the Audit Committee (i) elected to replace, and thereby dismissed, Deloitte & Touche LLP (“Deloitte”) as its independent auditor for the Company’s fiscal year ending December 31, 2009, and (ii) appointed PricewaterhouseCoopers LLP (“PwC”) to serve as the Company’s independent auditor for 2009. Deloitte will continue as the Company’s auditor for the fiscal year ending December 31, 2008, with its dismissal being effective upon the completion of its audit of that fiscal year.”

The amended Item 4.01 Form 8-K includes an updated Exhibit 16.1 letter indicating whether or not Deloitte agrees with the Company’s revised disclosures. The amended Item 4.01 Form 8-K was filed with the Commission via EDGAR concurrently with the transmission of this correspondence.
At Completion of the December 31, 2008 Audit
2.	Upon the filing of the Company’s December 31, 2008 Annual Report on Form 10-K, the Company will file an additional amendment to the Item 4.01 Form 8-K disclosing that the Company’s auditor—client relationship with Deloitte has effectively ceased. The amendment will indicate (i) the type of opinion rendered for each of the two years ended December 31, 2008 and (ii) whether there were any disagreements and reportable events during the two years ended December 31, 2008 and the subsequent period through the effective cessation date of the auditor—client relationship with Deloitte.

3.	The amendment also will disclose that Deloitte was dismissed as the Company’s independent registered public accounting firm effective upon the completion of its audit of the Company’s fiscal year ended December 31, 2008. Pursuant to Item 304(a)(1)(i) of Regulation S-K, the amendment will state that the audit committee of the Company’s board of directors recommended and approved the decision to change auditors. Such amendment will be filed within four days after filing the Company’s December 31, 2008 Annual Report on Form 10-K and will include an updated Exhibit 16 letter from Deloitte indicating whether or not it agrees with the disclosures in the amendment.
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          The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of the foregoing matters, please contact the undersigned.
Sincerely,
/s/ Robin J. Adams
Robin J. Adams
Executive Vice President, Chief Financial Officer
and Chief Administrative Officer
BorgWarner Inc.